Jodie M. Bourdet (415) 693-2054 jbourdet@cooley.com

March 9, 2010

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-6010
Attention: Kristin Lochhead
Attention: Brian Cascio

RE:	Abaxis, Inc.
Form 10-K for the fiscal year ended March 31, 2009
Filed June 12, 2009
Form 10-Q for the fiscal quarter ended December 31, 2009
File No. 0-19720

Dear Ms. Lochhead:

On behalf of our client, Abaxis, Inc. (the “Company”), we are providing this letter in response to your letter dated February 24, 2010 (the “Comment Letter”) setting forth comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Form 10-K for the fiscal year ended March 31, 2009 and Form 10-Q for the fiscal quarter ended December 31, 2009. The numbering of the paragraphs below corresponds to the numbering of the Comment Letter, which, for the Staff’s convenience, has been incorporated into this response letter.

Form 10-K for the fiscal year ended March 31, 2009

Note 1.  Description of Business and Significant Accounting Policies, page 60

1.
We see from the non-cash activities presented on the Statement of Cash Flows that in each period presented you transferred equipment between inventory and property and equipment.  Please tell us and provide disclosure in future filings of the nature of the asset transferred and your accounting treatment for the transfer, including how you valued the transfer and how you classify amortization of the asset.

Response: The Company confirms that it will provide disclosure in future filings of the nature of the assets transferred and its accounting treatment of the transfers, including how the Company valued and classified amortization of the assets transferred.

In response to the Staff’s comment, commencing with the Company’s next periodic filing with the Securities and Exchange Commission, which will be the Company’s Annual Report on Form 10-K for the fiscal year ending March 31, 2010, the Company will include disclosure substantially similar to the following in its Description of Business and Significant Accounting Policies:

101 CALIFORNIA STREET, 5TH FLOOR, SAN FRANCISCO, CA 94111-5800  T: (415) 693-2000  F: (415) 693-2222  WWW.COOLEY.COM

Securities and Exchange Commission
March 9, 2010
Page Two

Property and equipment includes instruments transferred from inventory and held for loan, evaluation or demonstration purposes to customers.   Units held for loan, evaluation or demonstration purposes are carried at cost and depreciated over their estimated useful lives of three to five years.  Depreciation expense related to loan, evaluation or demonstration units is recorded in cost of revenues or in the respective operating expense line based on which function and purpose for which it is being used.  Proceeds from the sale of evaluation units are recorded as revenue.

Compensation Discussion and Analysis, page 88

Annual Cash Incentive Bonus, page 91

2.
In future filings please provide the specific performance targets to be achieved in order for your named executive officers to earn the annual incentive bonus.  To the extent you believe that disclosure of such information, on a historical basis, would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide us with a detailed explanation supporting your conclusion.  To the extent that it is appropriate to omit specific targets or performance objectives, you are required to provide appropriate disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K.  Refer also to Question 118.04 of the Regulation S-K Compliance and Disclosure Interpretations available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm. In discussing how difficult or likely it will be to achieve the target levels or other factors, you should provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm.

Response: The Company confirms that it will disclose the specific performance targets to be achieved in order for named executive officers to earn the annual incentive bonus in the Compensation Discussion and Analysis section of its next annual report on Form 10-K or proxy statement. To the extent the Company believes such disclosure would result in competitive harm, the Company will provide a detailed explanation supporting such conclusion and will provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm in discussing how difficult or likely it will be to achieve the target levels or other factors.

Form 10-Q for the fiscal quarter ended December 31, 2009

Condensed Consolidated Statements of Operations, page 3

3.
We note that you include stock-based compensation charges on the face of your statements of operations in a table that presents total share-based compensation.  Consistent with the guidance in SAB Topic 14-F, in future filings please revise to remove the “total share-based compensation” caption from the table included on the face of your statements of operations.  As indicated in SAB Topic 14-F you may present the share-based compensation charges in a parenthetical note to the appropriate income statement line items, in the notes to the financial statements or within the MD&A.

101 CALIFORNIA STREET, 5TH FLOOR, SAN FRANCISCO, CA 94111-5800  T: (415) 693-2000  F: (415) 693-2222  WWW.COOLEY.COM

Securities and Exchange Commission
March 9, 2010
Page Three

Response: The Company confirms that it will remove the “total share-based compensation” caption from the table included on the face of its statements of operations in future filings.  The Company confirms that it will present share-based compensation charges in the notes to the financial statements in future filings in accordance with SAB Topic 14-F.

Part I – Item 4.  Controls and Procedures – Evaluation of Disclosure Controls and Procedures

4.
We note your disclosure that your management concluded that the company’s “disclosure controls and procedures (which are defined under Securities and Exchange Commission rules as controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Securities Exchange Act of 1934, as amended, (the “Exchange Act”) is recorded, processed, summarized and reported within required time periods),” were effective.  In your future filings, please revise to clarify, if true, that your officers also concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.  See Exchange Act Rule 13a-15(e).

Response:  The Company confirms that, in its future filings, the Company will state, if true, that its officers concluded that the Company’s disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that the Company files or submits under the Exchange Act is accumulated and communicated to the Company’s management, including its chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

General

In addition, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

101 CALIFORNIA STREET, 5TH FLOOR, SAN FRANCISCO, CA 94111-5800  T: (415) 693-2000  F: (415) 693-2222  WWW.COOLEY.COM

Securities and Exchange Commission
March 9, 2010
Page Four

Please contact me at (415) 693-2054 with any questions or further comments regarding our responses to the Staff’s comments.

Sincerely,

/s/ Jodie M. Bourdet
Jodie M. Bourdet

cc:	Alberto R. Santa Ines, Abaxis, Inc.
Judy Wong, Abaxis, Inc.
David Peinsipp, Cooley Godward Kronish LLP

101 CALIFORNIA STREET, 5TH FLOOR, SAN FRANCISCO, CA 94111-5800  T: (415) 693-2000  F: (415) 693-2222  WWW.COOLEY.COM